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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                            OMB APPROVAL
                                                      OMB Number:  3235-0145
                                 SCHEDULE 13D Expires: October 31, 1997 Estimated average burden hours per response...14.90

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                     SUNSHINE MINING AND REFINING COMPANY
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                      PREFERRED STOCK, $11.94 PAR VALUE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  867833204
          ---------------------------------------------------------
                                (CUSIP Number)

              DAVID J. ALLEN, ESQUIRE, 28W100 ST. CHARLES ROAD,
                    WEST CHICAGO, ILLINOIS (708) 231-2625
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 MAY 22, 1996
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D



CUSIP No. 867833204                                           Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GRACE HOLDINGS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        ILLINOIS

                    7   SOLE VOTING POWER

                            NONE
    NUMBER OF
     SHARES         8   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING       9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                  NONE

                   10   SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14  TYPE OF REPORTING PERSON*

        PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                              Page 3 of 8 Pages

Item 1.  Security and Issuer

        This statement relates to the Preferred Stock, par value $11.94 per shares (the "Preferred Stock"), issued by Sunshine Mining Company, a Delaware corporation (the "Company"), whose principal executive offices are located at 877 West Main Street, Suite 600, Boise, Idaho 83702.

Item 2.  Identity and Background

        (a) The statement is filed by Grace Holdings L.P., an Illinois limited partnership ("Grace"). Bun Partners, Inc. ("Bun") and Spurgeon Corporation ("Spurgeon") are the general partners of Grace.

        (b) The business address of Grace and Bun is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 28W100 St. Charles Road, West Chicago, Illinois 60185.

        (c) The principal business of Grace is to purchase, sell, invest and trade in securities. The principal business of Spurgeon is that of being a general partner of Grace. The principal business of Bun is that of being general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon and Bun are set forth in Schedule A hereto.

        (d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                              Page 4 of 8 Pages


        (e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Grace is an Illinois limited partnership and Spurgeon and Bun are Illinois corporations.


Item 3.  Source of Amount of Funds

        The Preferred Stock originally owned by Grace was transferred form Grace Brothers, Ltd. (a limited partner of Grace) and is kept in Grace's margin account at Lehman Brothers, Inc., which account may from time to time have debit balances. Interest charges on the margin debt are based on the fed funds rate plus a specified margin.


Item 4.  Purpose of Transaction

        This 13(d) filing amendment is being made because Grace is no longer a holder of in excess of 5% of the Preferred Stock of the Company.

        On May 22, 1996, a merger became effective, whereby the Preferred Stock was exchanged for common shares and warrants of a successor corporation to the Company. As a result of this merger, the Preferred Stock is no longer outstanding.

                              Page 5 of 8 Pages


Item 5.  Interest in Securities of the Issuer.

        (a) As of the date of this filing, Grace no longer is a holder of the Preferred Stock.

        (b)  Not applicable.

        (c)  Not applicable.

        (d)  Not applicable.

        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.


Item 7.  Items to be filed as Exhibits.

        A. Directors and Executive Officers of Spurgeon Corporation and Bun Partners, Inc.


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                              Page 6 of 8 Pages


                                  SIGNATURE


        Grace Holdings, L.P., after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                Grace Holdings L.P.



                                By:   BRADFORD T. WHITMORE
                                      -----------------------------
                                      Bradford T. Whitmore
                                      President
                                      Bun Partners, Inc.
                                Its:  General Partner


Dated May 27, 1996

                              Page 7 of 8 Pages


                                  EXHIBIT A


           Directors and Executive Officers of Spurgeon Corporation

                                                Principal Position
                                                   With Spurgeon,
Name & Business Address                              Occupation
- -----------------------                              ----------

Robert D. Van Kampen                            Sole shareholder
926 Robbins Road, Ste. 180                      Director and President of
Grand Haven, MI  49417                          Spurgeon. General Partner,
                                                Van Kampen Asset Management.

David J. Allen                                  Vice President and
28W100 St. Charles Road                         Secretary of Spurgeon.
West Chicago, IL  60185                         General Partner and
                                                Counsel of Van Kampen
                                                Asset Management.

Jerry A. Trannel                                Treasurer of Spurgeon.
28W100 St. Charles Road                         Controller of Grace
Grand Haven, MI  49417                          Holdings, LP Controller
                                                Van Kampen Asset
                                                Management.


- -----------------------------------
*  All are United States Citizens


        The business address of Van Kampen Asset Management is 28W100 St. Charles Road, West Chicago, IL 60185. The principal business of Van Kampen Asset Management is investment and asset management.


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                              Page 8 of 8 Pages


           Directors and Executive Officers of Bun Partners, Inc.*


                                                Principal Position with
                                                Bun Partners, Inc.,
Name & Address                                  Occupation.
- --------------                                  -----------

Bradford T. Whitmore                            Sole shareholder, Director
1560 Sherman Avenue, Ste. 900                   and President of Bun
Evanston, IL  60201                             Partners, Inc. General
                                                Partner, Grace Brothers,
                                                Ltd.

Mary Ann Whitmore                               Secretary and Treasurer of
1560 Sherman Avenue, Ste. 900                   Bun Partner, Inc.
Evanston, IL  60201





- ------------------------------------
*  All are United States Citizens